March 31, 2017 Dear Fellow Shareholders,

The last year has been a good one for your Company, as well as for the mining industry in general. As we turn the corner on the current market cycle, EMX's royalty generation business model is poised to provide sustainable upside growth and value creation. This time last year, I was especially upbeat on EMX's key value drivers. That optimism was borne out during the last 12 months, and I am even more bullish about this year's prospects.

The Leeville royalty property on the Northern Carlin Trend, the Cukaru Peki royalty property in Serbia, and the Malmyzh investment in Russia progressed with strong positive developments. Leeville royalty gold ounces and revenue rebounded in the second half of 2016, while Newmont explored and added resources along the emerging Rita K corridor. For Cukaru Peki, a positive preliminary economic assessment with a near-term copper-gold production scenario was announced, and Nevsun is advancing towards a pre-feasibility study later in 2017. At Malmyzh, a crucial project milestone was achieved with government approval for continued 100% control of the licenses and future production rights. These advancements of three key Company assets highlight our portfolio's increasing value. I believe upward momentum will continue during the coming year.

The EMX team, led by General Manager of Exploration Dr. Eric Jensen and Chief Geologist Dr. David Johnson, accelerated deal flow and further reduced expenditures. Our team closed on a series of sale and option agreements to convert organically generated exploration assets into combinations of cash payments, royalty interests, and equity interests. Our achievements included the sale of the Akarca and Sisorta gold projects in Turkey, the sale of a base metal project portfolio in Scandinavia, and the optioning out of copper and gold projects in the western U.S., all with a retained royalty interest to EMX's benefit. We see strong demand from industry for our exploration projects, and the team has been tirelessly generating and staking quality properties to fill the project pipeline.

EMX has evolved as a Company over the years, growing the portfolio to span five continents and focusing on royalty generation. In recognition of this focus, and to further strengthen our royalty acquisition and company-building business initiatives, we have added Tom Mair as our General Manager of Corporate Development. Tom brings a wealth of executive level financial and management expertise from over 35 years with Newmont, Golden Star Resources, and more recently, his consulting services practice. He is actively working on a number of initiatives to achieve the Company's goal of growing additional royalty income. I am delighted to have Tom onboard.

Your Company is firing on all cylinders as we go into 2017. To take advantage of the improving market climate, we just concluded a $7 million private placement. This placement, supported by our loyal shareholders, provides EMX with the funds for enhancing our royalty and mineral property portfolio. We look forward to another year of success.

Thank you,

David M. Cole
President and Chief Executive Officer